[GRAPHIC OMITTED] AHOLD                                      Second Quarter 2006
                                                               September 7, 2006

                                                                Earnings Release

Q2 2006 HIGHLIGHTS

o    Pre-tax income doubles to EUR 298 million

o    Operating income up 55% to EUR 376 million

o    Retail operating margin increases from 3.8% to 4.8%

o    USF operating margin increases from 1% to 1.8%

--------------------------------------------------------------------------------

Amsterdam, the Netherlands, September 7, 2006 - Ahold today published its interim financial report for the second quarter and half year 2006. Anders Moberg, President and CEO of Ahold, said: "The second quarter showed an encouraging improvement of the profitability of the business despite competitive trading conditions and higher energy costs. Strong performances at Albert Heijn, Giant-Carlisle, Giant-Landover and USF Broadline contributed to substantial increases in operating income and margins. However, consumer confidence in the US is being affected by less favorable business conditions, and competitive activity continues to intensify in some markets. Our expectation for the full year retail operating margin of 4 to 4.5% remains unchanged. At the Stop & Shop / Giant-Landover Arena, work on the value improvement program continues. At a group level, the review of underperforming assets and the strategic review to drive and fund identical sales growth across our retail businesses are well underway and will be completed in the fall."

FINANCIAL PERFORMANCE

SECOND QUARTER 2006
Net sales were EUR 10.5 billion, virtually unchanged from the same period last year. At constant exchange rates, net sales were up 2.2%.

Operating income increased by EUR 134 million or 55% to EUR 376 million.
Retail operating income was up EUR 73 million at EUR 338 million, an operating margin of 4.8%, 1 percentage point better than last year. U.S. Foodservice operating income was up EUR 27 million to EUR 62 million, an operating margin of 1.8%, compared to 1% in the same period last year. Group Support Office costs
- at EUR 24 million - were EUR 34 million lower than last year.

Cash flow before financing was EUR 582 million positive for the quarter and EUR 91 million better than last year; net debt resumed its downward trend to EUR 5.2 billion (EUR 531 million lower than at the end of the first quarter of 2006) after the payment in the prior quarter of EUR 536 million relating to the class action settlement.

FIRST HALF 2006
Net sales were EUR 24.6 billion, up 4.9% from the same period last year. At constant exchange rates, net sales were up 2.1%. Operating income increased by EUR 253 million or 43% to EUR 836 million. Retail operating income was up
EUR 127 million at EUR 767 million, an operating margin of 4.7%, compared to 4.1% in the same period last year. U.S. Foodservice operating income was up EUR 77 million to EUR 128 million, an operating margin of 1.6%, compared to 0.6% in the same period last year. Group Support Office costs - at EUR 59 million - were EUR 49 million lower than last year. Cash flow before financing of EUR 480 million positive was EUR 857 million lower than last year, reflecting the class action settlement payment and proceeds from prior year divestments.

ALBERT ALBERT HEIJN ALBERT.NL C1000 ETOS FEIRA NOVA GALL & GALL GIANT FOOD GIANT FOOD STORES HYPERNOVA ICA NORTH STAR FOODSERVICE PEAPOD PINGO DOCE STOP & SHOP TOPS U.S. FOODSERVICE / WE MAKE IT EASY TO CHOOSE THE BEST

2006025                                                            www.ahold.com

[GRAPHIC OMITTED] AHOLD                                      Second Quarter 2006
                                                               September 7, 2006

                                                    Earnings Release - continued

PERFORMANCE BY BUSINESS SEGMENT

STOP & SHOP / GIANT-LANDOVER
For the second quarter of 2006, net sales of $3.9 billion were up 1.3% compared with the same period last year; on an identical basis, net sales were down 0.5% at Stop & Shop (1.7% excluding gasoline net sales) and 0.9% at Giant-Landover. Operating income was up $43 million at $223 million - 5.8% of net sales. Operating income was positively impacted by further improvements at Giant-Landover.

For the first half, net sales of $8.9 billion were essentially flat compared to last year; on an identical basis, net sales were down 1% at Stop & Shop (2% excluding gasoline net sales) and 1.8% at Giant-Landover. Operating income was up $33 million at $512 million - 5.8% of net sales.

GIANT-CARLISLE / TOPS
For the second quarter of 2006, net sales of $1.4 billion were 3.9% down on the same period last year; on an identical basis, net sales were up 5% at Giant-Carlisle (2.4% excluding gasoline net sales) but down 5.3% at Tops (6.9% excluding gasoline net sales). Operating income, up 9.3% on a year ago, was $59 million or 4.2% of net sales. The improvement in operating margin was mainly driven by the store portfolio rationalization at Tops.

For the first half, net sales of $3.3 billion were 4.9% down from last year; on an identical basis, net sales were up 3.8% at Giant-Carlisle (1.9% excluding gasoline net sales) but down 6% at Tops (7.1% excluding gasoline net sales). Operating income, up 1.9% on a year ago, was $108 million or 3.3% of net sales.

ALBERT HEIJN
For the second quarter of 2006, Arena net sales of EUR 1.7 billion were up
8.5% on the same period last year, boosted by a successful marketing campaign linked to the World Cup and the exceptional warm weather. On an identical basis, net sales increased at Albert Heijn by 6.8%. Arena operating income was EUR 102 million or 6.2% of net sales - up 52% from the prior year, as Albert Heijn benefitted from increased sales leverage.

For the first half, Arena net sales of EUR 3.8 billion were up 6.4% on the same period last year. On an identical basis, net sales increased at Albert Heijn by 4.6%. Arena operating income was EUR 204 million or 5.4% of net sales - up 30% from the prior year.

CENTRAL EUROPE
For the second quarter of 2006, net sales increased 2.7% to EUR 423 million - an increase more than explained by acquisitions and exchange rate changes. On an identical basis, Arena net sales fell 6.3%. The three markets remain disappointing with a combined operating loss of EUR 9 million.

For the first half, net sales of EUR 981 million were up 19.9% on last year. On an identical basis, Arena net sales fell 5.9%. Operating income was up
EUR 21 million at EUR 7 million - 0.7% of net sales.

SCHUITEMA
For the second quarter of 2006, net sales grew 4.4% to EUR 767 million - an increase predominantly due to identical sales, which were up 4.3%. Operating income - at EUR 25 million - was 3.3% of net sales and almost double last year's results reflecting gross margin improvements, net sales growth and lower impairments.

For the first half, net sales of EUR 1.7 billion were up 2.4% on the same period last year; on an identical basis, net sales were up 2.1%. Operating income, up 38% on a year ago, was EUR 55 million or 3.2% of net sales.

Page 2/4                                                           www.ahold.com

[GRAPHIC OMITTED] AHOLD                                      Second Quarter 2006
                                                               September 7, 2006

                                                    Earnings Release - continued

U.S. FOODSERVICE
For the second quarter of 2006, net sales increased 2.3% to $4.4 billion; 1.8% at USF Broadline and 5.4% at North Star Foodservice. Operating income was
$79 million, and operating margin was 1.8%, compared to 1% in the same period last year.
USF Broadline operating income was $84 million, an operating margin of 2.2% compared to 1.3% in the same period last year, mainly reflecting increased operating efficiencies.
North Star Foodservice operating loss was $5 million, essentially flat compared to last year in terms of operating margin.

For the first half, net sales increased 3.2% to $10.2 billion; 3.0% at USF Broadline and 4.4% at North Star Foodservice. Operating income was $159 million, and operating margin was 1.6%, compared to 0.6% in the same period last year. USF Broadline operating income was $171 million, an operating margin of 1.9% compared to 0.9% in the same period last year.
North Star Foodservice operating loss was $12 million, an operating margin of -0.9% compared to -0.8% in the same period last year.

UNCONSOLIDATED JOINT VENTURES AND ASSOCIATES
For the second quarter of 2006, net sales increased 4.4% (4.3% at constant exchange rates). Ahold's share of net income increased 77% to EUR 39 million, driven by ICA, where Ahold's share of net income increased 83% to EUR 33 million reflecting improved margins, strong net sales at ICA Sweden and gains on the sale of real estate.

For the first half, net sales increased 2.3% (2.8% at constant exchange rates). Ahold's share of net income increased 55% to EUR 73 million, driven by ICA, where Ahold's share of net income increased 68% to EUR 62 million.

Ahold Press Office: +31 (0)20 509 5343

Page 3/4                                                          wwww.ahold.com

[GRAPHIC OMITTED] AHOLD                                      Second Quarter 2006
                                                               September 7, 2006

                                                    Earnings Release - continued

OTHER INFORMATION

Non-GAAP financial measures:

     o Net sales at constant exchange rates. In certain instances, net sales exclude the impact of using different currency exchange rates to translate the financial information of certain of Ahold's subsidiaries to euros. For comparison purposes, the financial information of the previous year is adjusted using the average currency exchange rates for the second quarter of 2006 in order to understand this currency impact. In certain instances, net sales are presented in local currency. Management believes these measures provide a better insight into the operating performance of foreign subsidiaries.

     o Identical sales, excluding gasoline net sales. Because gasoline prices have recently experienced a higher rate of inflation than food prices, management believes that by excluding gasoline net sales, this measure provides a better insight into the recent positive effect of gasoline net sales on identical sales.

     o Operating income (loss) in local currency. In certain instances, operating income (loss) is presented in local currency. Management believes this measure provides a better insight into the operating performance of foreign subsidiaries.

This earnings release should be read in conjunction with Ahold's interim financial report for the second quarter and half year 2006, which is available on www.ahold.com. This release contains certain non-GAAP financial measures, including net debt, which are further discussed in the interim financial report. The data provided in this earnings release are unaudited and are accounted for in accordance with IFRS. In case of any discrepancy between the English version and the Dutch version of this release, the English version prevails.

FORWARD-LOOKING STATEMENTS NOTICE

Certain statements in this earnings release are forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, but are not limited to, statements as to expectations regarding consumer confidence and behaviour, statements regarding expected competitive activity, statements as to the expected full year 2006 retail operating margins, statements regarding continuing work on the value improvement program at the Stop & Shop / Giant-Landover Arena and expectations regarding the review of underperforming assets and the strategic review to drive and fund identical sales growth and the expected timing thereof. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely, such as the effect of general economic or political conditions, fluctuations in exchange rates or interest rates, increases or changes in competition in the markets in which Ahold's subsidiaries and joint ventures operate, the actions of Ahold's competitors, joint venture partners, vendors, unions, contractors and other third parties, the actions of Ahold's customers, including their acceptance of Ahold's plans and strategies, Ahold's ability to implement and complete successfully its plans and strategies and to meet its targets, including its ability to reduce costs or realize cost savings, the benefits from and resources generated by Ahold's plans and strategies being less than or different from those anticipated, the costs or other results of pending or future investigations or legal proceedings, actions of courts, law enforcement agencies, government agencies and third parties, as well as Ahold's ability to defend itself in connection with such investigations or proceedings, Ahold's ability to complete planned divestments on terms that are acceptable to Ahold, changes in Ahold's liquidity needs, the actions of Ahold's shareholders, unanticipated disruptions to Ahold's operations, including disruptions due to labor strikes, work stoppages, or other similar interruptions, increases in the cost of healthcare, pensions or insurance, increases in energy costs and transportation costs, any slowdown in independent restaurant growth, rapid fluctuations in costs for not for resale products where such fluctuations cannot be passed along to Ahold's customers on a timely basis, Ahold's ability to recruit and retain key personnel and other factors discussed in Ahold's public filings. Many of these and other risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this earnings release. Ahold does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this earnings release, except as may be required by applicable securities laws. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

Page 4/4                                                           www.ahold.com

[GRAPHIC OMITTED] AHOLD

                                                          Koninklijke Ahold N.V.
                                               Second quarter and half year 2006
                                                               September 7, 2006

                             KONINKLIJKE AHOLD N.V.

                            INTERIM FINANCIAL REPORT

                        SECOND QUARTER AND HALF YEAR 2006



ALBERT ALBERT HEIJN ALBERT.NL C1000 ETOS FEIRA NOVA GALL & GALL GIANT FOOD GIANT FOOD STORES HYPERNOVA ICA NORTH STAR FOODSESRVICE PEAPOD PINGO DOCE STOP & SHOP TOPS U.S. FOODSERVICE / WE MAKE IT EASY TO CHOOSE THE BEST

                                                                   www.ahold.com

                                                          Koninklijke Ahold N.V.
                                                        Interim Financial Report
                                               Second quarter and half year 2006
--------------------------------------------------------------------------------

CONTENTS

Condensed consolidated interim financial statements                            3

  Consolidated interim statements of operations                                3

  Consolidated interim statements of recognized income and expense             4

  Consolidated interim balance sheets                                          5

  Consolidated interim statements of cash flows                                7

  Notes to the condensed consolidated interim financial statements             8

Other financial and operating information                                     18

Use of non-GAAP financial measures                                            20

Forward-looking statements notice                                             23
                                                                   www.ahold.com

                                                          Koninklijke Ahold N.V.
                                                        Interim Financial Report
                                               Second quarter and half year 2006
--------------------------------------------------------------------------------

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS
(unaudited)

(Euros in millions, except per share data)         Note         HY 2006      HY 2005*       Q2 2006      Q2 2005*
---------------------------------------------   ----------    ----------    ----------    ----------    ----------
Net sales                                                3        24,562        23,415        10,483        10,447
Cost of sales                                            6       (19,419)      (18,576)       (8,282)       (8,295)
                                                ----------    ----------    ----------    ----------    ----------
Gross profit                                                       5,143         4,839         2,201         2,152

Selling expenses                                                  (3,557)       (3,438)       (1,494)       (1,534)
General and administrative expenses                    4,5          (750)         (818)         (331)         (376)
                                                ----------    ----------    ----------    ----------    ----------
Total operating expenses                                 6        (4,307)       (4,256)       (1,825)       (1,910)
                                                ----------    ----------    ----------    ----------    ----------
Operating income                                         3           836           583           376           242
                                                ----------    ----------    ----------    ----------    ----------
Interest income                                                       29            49            14            20
Interest expense                                         7          (307)         (379)         (130)         (157)
Gains (losses) on foreign exchange                                    (8)            1            (4)           20
Other financial income (expense)                                      (4)            1             3             -
                                                ----------    ----------    ----------    ----------    ----------
Net financial expense                                               (290)         (328)         (117)         (117)

Share in net income of joint ventures and
 associates                                              8            73            47            39            22
                                                ----------    ----------    ----------    ----------    ----------
Income before income taxes                                           619           302           298           147
                                                ----------    ----------    ----------    ----------    ----------
Income taxes                                             9          (147)          (48)          (73)          (16)
                                                ----------    ----------    ----------    ----------    ----------
Income from continuing operations                                    472           254           225           131
                                                ----------    ----------    ----------    ----------    ----------
Income (loss) from discontinued operations -
 net of income taxes                                    10            (7)           20            (6)            6
                                                ----------    ----------    ----------    ----------    ----------
Net income                                                           465           274           219           137
                                                ----------    ----------    ----------    ----------    ----------
Attributable to:
  Common shareholders of Ahold                                       453           258           214           126
  Minority interests                                                  12            16             5            11
                                                ----------    ----------    ----------    ----------    ----------
Net income                                                           465           274           219           137
                                                ----------    ----------    ----------    ----------    ----------

Net income per share attributable to common
shareholders
  basic                                                             0.29          0.17          0.14          0.08
  diluted                                                           0.29          0.17          0.13          0.08

Weighted average number of common shares
 outstanding (x 1,000)
  basic                                                        1,555,389     1,554,308     1,555,474     1,554,366
  diluted                                                      1,657,809     1,554,770     1,660,535     1,554,715

Average USD exchange rate (euro per U.S.
 dollar)                                                          0.8107        0.7837        0.7867        0.8085

(*) Comparative figures reflect the change in accounting policies as disclosed in note 2.

                                                                   www.ahold.com

                                                          Koninklijke Ahold N.V.
                                                        Interim Financial Report
                                               Second quarter and half year 2006
--------------------------------------------------------------------------------

CONSOLIDATED INTERIM STATEMENTS OF RECOGNIZED INCOME AND EXPENSE
(unaudited)

(Euros in millions)                                      HY 2006      HY 2005*
----------------------------------------------------   -----------   ----------
Net income                                                     465          274
Exchange rate differences in foreign interests                (327)         513
Recognition of cumulative translation differences
 related to divestments                                          -           24
Gains (losses) on cash flow hedges - net                        31          (39)
                                                       -----------   ----------
Income (expense) recognized directly in equity                (296)         498
                                                       -----------   ----------
Total recognized income and expense                            169          772
                                                       -----------   ----------
Attributable to:
  Common shareholders of Ahold                                 157          756
  Minority interests                                            12           16
                                                       -----------   ----------
Total recognized income and expense                            169          772
                                                       -----------   ----------

(*) Comparative figures reflect the change in accounting policies as disclosed in note 2.

                                                                   www.ahold.com

                                                          Koninklijke Ahold N.V.
                                                        Interim Financial Report
                                               Second quarter and half year 2006
--------------------------------------------------------------------------------

CONSOLIDATED INTERIM BALANCE SHEETS
(unaudited)

                                                          July 16,   January 1,
(Euros in millions)                               Note      2006         2006*
---------------------------------------------    ------   --------   ----------
ASSETS
Property, plant and equipment                                7,067       7,403
Investment property                                            428         456
Goodwill                                                     2,135       2,263
Other intangible assets                                        470         536
Investments in joint ventures and associates                   833         798
Deferred tax assets                                            544         672
Other financial assets                                         421         434
                                                          --------   ----------
Total non-current assets                                    11,898      12,562
                                                          --------   ----------
Inventories                                                  2,186       2,376
Income taxes receivable                                         16         159
Receivables                                                  1,999       2,303
Other current assets                                           145         207
Cash and cash equivalents                            12      1,878       2,228
Assets held for sale                                            81         123
                                                          --------   ----------
Total current assets                                         6,305       7,396
                                                          --------   ----------
Total assets                                                18,203      19,958
                                                          --------   ----------
End of period USD exchange rate
 (euro per U.S. dollar)                                     0.7905      0.8444

(*) Comparative figures reflect the change in accounting policies as disclosed in note 2.

                                                                   www.ahold.com

                                                          Koninklijke Ahold N.V.
                                                        Interim Financial Report
                                               Second quarter and half year 2006
--------------------------------------------------------------------------------

CONSOLIDATED INTERIM BALANCE SHEETS - CONTINUED
(unaudited)

                                                                           July 16,   January 1,
(Euros in millions)                                            Note            2006        2006*
---------------------------------------------------------   ----------   ----------   ----------
GROUP EQUITY AND LIABILITIES
Equity attributable to common shareholders of Ahold                           4,768        4,598
Minority interests                                                               70           63
                                                                         ----------   ----------
Group equity                                                                  4,838        4,661
                                                                         ----------   ----------
Pensions and other retirement benefits                                          528          604
Deferred tax liabilities                                                         60           57
Provisions                                                                      518          536
Loans                                                                         4,618        4,867
Finance lease liabilities                                                     1,219        1,298
Cumulative preferred financing shares                                           666          666
Other non-current liabilities                                                   389          388
                                                                         ----------   ----------
Total non-current liabilities                                                 7,998        8,416
                                                                         ----------   ----------
Provisions                                                          11          540        1,230
Loans, short-term borrowing and finance lease liabilities                       534          917
Income taxes payable                                                             19            5
Payroll taxes, social security and VAT                                          190          159
Accounts payable                                                              2,909        3,206
Accrued expenses                                                                660          799
Other current liabilities                                                       433          549
Liabilities related to assets held for sale                                      82           16
                                                                         ----------   ----------
Total current liabilities                                                     5,367        6,881
                                                                         ----------   ----------
Total group equity and liabilities                                           18,203       19,958
                                                                         ----------   ----------
End of period USD exchange rate (euro per U.S. dollar)                       0.7905       0.8444

* Comparative figures reflect the change in accounting policies as disclosed in note 2.

                                                                   www.ahold.com

                                                          Koninklijke Ahold N.V.
                                                        Interim Financial Report
                                               Second quarter and half year 2006
--------------------------------------------------------------------------------

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited)

                                                                      HY         HY           Q2         Q2
(Euros in millions)                                      Note        2006       2005*        2006       2005*
--------------------------------------------------    ---------   ---------   ---------   ---------   --------
Cash generated from operations, before class action
settlement                                                   12       1,101       1,060         693        674
Class action settlement, net of insurance proceeds                     (536)          -           -          -
                                                                  ---------   ---------   ---------   --------
Cash generated from operations                                          565       1,060         693        674
Income taxes (paid) received - net                                       99         (78)         85        (41)
                                                                  ---------   ---------   ---------   --------
Operating cash flows from continuing operations                         664         982         778        633
Operating cash flows from discontinued operations                         -         (13)          -          7
                                                                  ---------   ---------   ---------   --------
Net cash from operating activities                                      664         969         778        640

Purchase of property, plant and equipment and other
intangible assets                                                      (551)       (537)       (269)      (328)
Divestments of property, plant and equipment and
other intangible assets                                                 224         160          18        106
Acquisition of interests in joint ventures and
associates                                                               (2)         (7)         (2)        (3)
Divestment of subsidiaries, net of cash divested                         52         615          (6)         1
Divestment of interests in joint ventures and
associates                                                               (1)          6          (1)         6
Dividends from joint ventures and associates                             52          61          41         44
Interest received                                                        34          49          15         18
Issuance of loans receivable                                             (7)        (18)          -        (18)
Repayment of loans receivable                                            15          40           8         30
                                                                  ---------   ---------   ---------   --------
Investing cash flows from continuing operations                        (184)        369        (196)      (144)

Investing cash flows from discontinued operations                         -          (1)          -         (5)
                                                                  ---------   ---------   ---------   --------
Net cash from investing activities                                     (184)        368        (196)      (149)

Interest paid                                                          (298)       (437)       (177)      (315)
Proceeds from issuance of common shares                                   1           3           1          3
Change in minority interests                                             (6)        (26)          -        (19)
Proceeds from loans                                                      10         170           -        162
Repayments of loans                                                     (40)     (1,681)        (13)    (1,641)
Changes in derivatives                                                   (9)        368           2        366
Payments of finance lease liabilities                                   (30)        (61)        (12)       (38)
Change in short-term borrowings                                        (392)         27        (333)        (3)
                                                                  ---------   ---------   ---------   --------
Financing cash flows from continuing operations                        (764)     (1,637)       (532)    (1,485)
Financing cash flows from discontinued operations                         -          (7)          -         (1)
                                                                  ---------   ---------   ---------   --------
Net cash from financing activities                                     (764)     (1,644)       (532)    (1,486)
                                                                  ---------   ---------   ---------   --------
Net cash from operating, investing and financing             12        (284)       (307)         50       (995)
activities
                                                                  ---------   ---------   ---------   --------
Average USD exchange rate (euro per U.S. dollar)                     0.8107      0.7837      0.7867     0.8085

* Comparative figures reflect the change in accounting policies as disclosed in note 2.

For a reconciliation between net cash from operating, investing and financing activities and cash and cash equivalents as presented in the balance sheets, see note 12.
                                       7

                                                                   www.ahold.com

                                                          Koninklijke Ahold N.V.
                                                        Interim Financial Report
                                               Second quarter and half year 2006
--------------------------------------------------------------------------------

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Euros in millions, unless otherwise stated)

1 THE COMPANY AND ITS OPERATIONS

The principal activities of Koninklijke Ahold N.V. ("Ahold" or the "Company"), a public limited liability company with its registered seat in Zaandam, the Netherlands, are the operation through subsidiaries and joint ventures of retail trade supermarkets and foodservice businesses in the U.S. and Europe. In addition to Ahold's principal activities, some subsidiaries finance, develop and manage store sites and shopping centers primarily to support retail operations.

The activities of Ahold are to some extent subject to seasonal influences. Ahold's retail business generally experiences an increase in net sales in the fourth quarter of each year, resulting mainly from holiday sales. Net sales figures for Ahold's foodservice business are not significantly impacted by seasonal influences.

The information in these condensed consolidated interim financial statements (hereafter "interim financial statements") is unaudited.

2 ACCOUNTING POLICIES

BASIS OF PREPARATION
These interim financial statements have been prepared in accordance with IAS 34 "Interim Financial Reporting". The accounting policies applied in these interim financial statements are consistent with those applied in Ahold's 2005 consolidated financial statements, except as described below under "changes in accounting policies". IFRS differs in certain material respects from generally accepted accounting principles in the United States ("US GAAP"). For information on the principal differences between IFRS and US GAAP relevant to Ahold, see note 37 to the 2005 consolidated financial statements.

Ahold's reporting calendar is based on 13 periods of four weeks, with the first half year of 2006 comprising 28 weeks and ending on July 16, 2006 (first half year of 2005: 28 weeks ending on July 17, 2005). The second quarter of 2006 and 2005 each comprise 12 weeks. U.S. Foodservice's reporting calendar is based on four quarters each consisting of three periods of respectively 5, 4 and 4 weeks (first half year comprising 26 weeks). A proportionate part (2/5th) of U.S. Foodservice's reported results for U.S. Foodservice's period 7 (the first period of U.S. Foodservice's 3rd quarter) is included in these interim financial statements, resulting in a 28 week first half year.

The financial year of Ahold's unconsolidated joint ventures and associates ICA AB ("ICA") and Jeronimo Martins Retail ("JMR") corresponds to the calendar year and ends on December 31. Any significant transactions and/or events between the quarter-end of a joint venture or associate and Ahold's quarter-end are taken into account in the preparation of Ahold's interim financial statements.

Euro equivalents of foreign currency amounts stated in the notes to these interim financial statements are determined using historical rates for settled items and closing rates for items still to be settled as of July 16, 2006.

Certain prior period amounts have been reclassified to conform to the current period's presentation.

CHANGES IN ACCOUNTING POLICIES
The impact of the changes in accounting policies implemented in the second quarter of 2006 on net income and group equity of the comparative periods presented in these interim financial statements is as follows:

                                                                                    Group
                                                Net         Net         Net        equity
                                               income      income      income    January 1,
(Euros in millions)                  Note     Q1 2006     HY 2005     Q2 2005       2006
--------------------------------   -------   ---------   ---------   ---------   ----------
Rent during construction periods        (a)          3          (6)         (4)         (51)
Financial guarantee contracts           (b)          -           -           -           (3)
                                             ---------   ---------   ---------   ----------
Total                                                3          (6)         (4)         (54)
                                             ---------   ---------   ---------   ----------

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                                                          Koninklijke Ahold N.V.
                                                        Interim Financial Report
                                               Second quarter and half year 2006
--------------------------------------------------------------------------------

(a) Rent during construction periods
Rental costs associated with operating leases and certain executory costs (such as property taxes, insurance and common area maintenance costs) that are incurred during a construction period are recognized as operating expenses as of 2006 whereas previously these costs were capitalized and subsequently depreciated. This change in accounting policy, which Ahold has applied prospectively from the earliest date practicable, led to a decrease of property, plant and equipment of EUR 84 with an offsetting increase in deferred tax assets of EUR 33 resulting in a decrease in group equity of EUR 51 as of January 1, 2006.

(b) Financial guarantee contracts
As of 2006, issuers of certain financial guarantee contracts are required under IFRS to include a liability in their balance sheets representing the fair value of the guarantee issued. Previously, these guarantees were off-balance sheet commitments, since it was not considered probable that an outflow of resources would be required to settle these obligations. This change in accounting policy, which Ahold has applied retrospectively, led to a decrease of group equity of EUR 3 as of January 1, 2006.

The impact of these changes in accounting policies had a negligible impact on basic and diluted net income per share for the first half year and second quarter of 2005. Comparative figures in this interim financial report have been adjusted for these changes in accounting policies.

3 SEGMENT REPORTING

Ahold operates in two business areas (retail and foodservice) that contain ten business segments. In addition Ahold's Group Support Office is presented as a separate segment.

Segment                                 Significant operations in the segment
------------------------------------    ----------------------------------------

Retail
Stop & Shop/Giant-Landover Arena        Stop & Shop, Giant-Landover and Peapod
Giant-Carlisle/Tops Arena               Giant-Carlisle and Tops
BI-LO/Bruno's Arena                     BI-LO and Bruno's(1)
Albert Heijn Arena                      Albert Heijn, Etos, Gall & Gall and
                                        Ahold Coffee Company
Central Europe Arena                    Czech Republic, Poland and Slovakia
Schuitema                               Schuitema (73.2%)
Other retail                            South America(2) and the unconsolidated
                                        joint ventures and associates ICA (60%), JMR (49%), Bodegas Williams & Humbert
                                        ("W&H") (50%)(3) and Paiz Ahold (50%)(4)

Foodservice
USF Broadline                           USF Broadline
North Star Foodservice                  North Star Foodservice
Deli XL                                 Deli XL(5)

Group Support Office                    Corporate staff (the Netherlands,
                                        Switzerland and the U.S.)

1.   Ahold completed the sale of BI-LO and Bruno's in January 2005.
2. Ahold sold the last of its operations in South America in April 2005, except that its transfer of the remaining approximately 15% of the shares of Disco has not yet been completed.
3.   Ahold completed the sale of its 50% interest in W&H in May 2005.
4.   Ahold completed the sale of its 50% interest in Paiz Ahold in September
     2005.
5.   Ahold completed the sale of Deli XL in September 2005.

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                                                          Koninklijke Ahold N.V.
                                                        Interim Financial Report
                                               Second quarter and half year 2006
--------------------------------------------------------------------------------

NET SALES

Net sales per segment are as follows:

                                      HY         HY          %         Q2         Q2          %
(Euros in millions)                  2006       2005      change      2006       2005      change
--------------------------------   --------   --------   --------   --------   --------   --------
Stop & Shop/Giant-Landover Arena      7,182      6,938        3.5%     3,047      3,090       (1.4%)
Giant-Carlisle/Tops Arena             2,637      2,682       (1.7%)    1,113      1,191       (6.5%)
Albert Heijn Arena                    3,756      3,530        6.4%     1,657      1,527        8.5%
Central Europe Arena(1)                 981        818       19.9%       423        412        2.7%
Schuitema                             1,718      1,677        2.4%       767        735        4.4%
                                   --------   --------   --------   --------   --------   --------
Total retail                         16,274     15,645        4.0%     7,007      6,955        0.7%
USF Broadline                         7,208      6,769        6.5%     3,015      3,042       (0.9%)
North Star Foodservice                1,080      1,001        7.9%       461        450        2.4%
                                   --------   --------   --------   --------   --------   --------
U.S. Foodservice                      8,288      7,770        6.7%     3,476      3,492       (0.5%)
                                   --------   --------   --------   --------   --------   --------
Ahold Group                          24,562     23,415        4.9%    10,483     10,447        0.3%
                                   --------   --------   --------   --------   --------   --------

1. Effective 2006, the Central Europe Arena changed its reporting calendar from a calendar year to 13 periods of four weeks. Consequently, HY 2006 contains 28 weeks whereas HY 2005 contains 26 weeks (Q2 2006 and Q2 2005 contain 12 and 13 weeks, respectively). Pro forma net sales for HY 2005 and Q2 2005 containing 28 and 12 weeks are EUR 888 and EUR 383, respectively.

Net sales of Ahold's unconsolidated joint ventures and associates (mainly consisting of ICA and JMR) amounted to EUR 4,343 and EUR 4,246 for the first half year of 2006 and 2005, respectively (second quarter of 2006 and 2005: EUR 2,279 and EUR 2,183, respectively). In the second quarter of 2006, ICA reached an agreement for the sale of its foodservice subsidiary ICA Meny, subject to regulatory approval. Consequently, ICA reclassified ICA Meny's results to income from discontinued operations, with an effect on net sales for the first half year of 2006 of EUR 353 (HY 2005: 302).

Net sales of Ahold's U.S. segments in U.S. dollars are as follows:

                                       HY         HY          %         Q2         Q2          %
(U.S. dollars in millions)            2006       2005      change      2006       2005      change
---------------------------------   --------   --------   --------   --------   --------   --------
Stop & Shop/Giant-Landover Arena       8,862      8,853        0.1%     3,872      3,823        1.3%
Giant-Carlisle/Tops Arena              3,254      3,421       (4.9%)    1,415      1,472       (3.9%)

USF Broadline                          8,892      8,634        3.0%     3,832      3,763        1.8%
North Star Foodservice                 1,333      1,277        4.4%       586        556        5.4%
                                    --------   --------   --------   --------   --------   --------
U.S. Foodservice                      10,225      9,911        3.2%     4,418      4,319        2.3%
                                    --------   --------   --------   --------   --------   --------
Net sales of U.S. segments in USD     22,341     22,185        0.7%     9,705      9,614        0.9%

Average USD exchange rate             0.8107     0.7837        3.4%    0.7867     0.8085       (2.7%)
                                    --------   --------   --------   --------   --------   --------
Net sales of U.S. segments in EUR     18,107     17,390        4.1%     7,636      7,773       (1.8%)
                                    --------   --------   --------   --------   --------   --------

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                                                          Koninklijke Ahold N.V.
                                                        Interim Financial Report
                                               Second quarter and half year 2006
--------------------------------------------------------------------------------

OPERATING INCOME

Operating income (loss) per segment is as follows:

                                        HY         HY           %          Q2         Q2           %
(Euros in millions)                    2006       2005*      CHANGE       2006       2005*      CHANGE
-----------------------------------   ------    --------    --------     ------    --------    --------
Stop & Shop/Giant-Landover Arena         414         374        10.7%       174         144        20.8%
Giant-Carlisle/Tops Arena                 87          83         4.8%        46          43         7.0%
Albert Heijn Arena                       204         157        29.9%       102          67        52.2%
Central Europe Arena1                      7         (14)      150.0%        (9)         (2)     (350.0%)
Schuitema                                 55          40        37.5%        25          13        92.3%
                                      ------    --------    --------     ------    --------    --------
Total retail                             767         640        19.8%       338         265        27.5%

USF Broadline                            138          59       133.9%        66          39        69.2%
North Star Foodservice                   (10)         (8)      (25.0%)       (4)         (4)          -
                                      ------    --------    --------     ------    --------    --------
U.S. Foodservice                         128          51       151.0%        62          35        77.1%

Group Support Office                     (59)       (108)       45.4%       (24)        (58)       58.6%
                                      ------    --------    --------     ------    --------    --------
Ahold Group                              836         583        43.4%       376         242        55.4%
                                      ------    --------    --------     ------    --------    --------

* Comparative figures reflect the change in accounting policies as disclosed in note 2.

1. Effective 2006, the Central Europe Arena changed its reporting calendar from a calendar year to 13 periods of four weeks. Consequently, HY 2006 contains 28 weeks whereas HY 2005 contains 26 weeks (Q2 2006 and Q2 2005 contain 12 and 13 weeks, respectively).

Operating income of the Stop & Shop/Giant-Landover Arena in the first quarter of 2006 included a gain of USD 23 (EUR 19) on the sale of real estate, primarily two distribution facilities. This was partially offset by restructuring and severance charges of USD 20 (EUR 17) related primarily to the closure of one of these facilities. Furthermore, operating income of the Stop & Shop/Giant-Landover Arena was positively affected by a one-time benefit of USD 27 (EUR 23) due to a negotiated plan amendment in other post-employment benefits in the first quarter of 2006. Operating income of the Stop & Shop/Giant-Landover Arena in the second quarter of 2005 was affected by restructuring and related charges of USD 20 (EUR 16) related to supply chain streamlining and store closures at Giant-Landover.

The Central Europe Arena recognized a gain of EUR 41 on the sale of three shopping centers in Poland and the Czech Republic in the first quarter of 2006.

Operating income of USF Broadline in the first quarter of 2006 included approximately USD 20 (EUR 17) of annual vendor allowances that were previously principally recognized in the fourth quarter. The improvements in U.S. Foodservice's vendor allowance tracking processes allow for the recognition of these allowances based on purchasing activity over the course of the year, rather than at the end of the year. This positively impacted operating income in the first quarter of 2006 versus the comparable period in the prior year.

Operating income of the Group Support Office in the second quarter of 2006 includes a release from a legal provision of EUR 7.

Included in operating income are impairments and gains and losses on the sale of property, plant and equipment. For an overview per segment, see notes 4 and 5 below.

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                                                        Interim Financial Report
                                               Second quarter and half year 2006
--------------------------------------------------------------------------------

Operating income of Ahold's U.S. segments in U.S. dollars is as follows:

                                                 HY          HY           %           Q2          Q2           %
(U.S. dollars in millions)                      2006        2005*      CHANGE        2006        2005*      CHANGE
-------------------------------------------   --------    --------    --------     --------    --------    --------
Stop & Shop/Giant-Landover Arena                   512         479         6.9%         223         180        23.9%
Giant-Carlisle/Tops Arena                          108         106         1.9%          59          54         9.3%

USF Broadline                                      171          74       131.1%          84          48        75.0%
North Star Foodservice                             (12)        (10)      (20.0%)         (5)         (6)       16.7%
                                              --------    --------    --------     --------    --------    --------
U.S. Foodservice                                   159          64       148.4%          79          42        88.1%
                                              --------    --------    --------     --------    --------    --------
Operating income of U.S. segments in USD           779         649        20.0%         361         276        30.8%

Average USD exchange rate                       0.8107      0.7837         3.4%      0.7867      0.8085        (2.7%)
                                              --------    --------    --------     --------    --------    --------
Operating income of U.S. segments in EUR           629         508        23.8%         282         222        27.0%
                                              --------    --------    --------     --------    --------    --------

* Comparative figures reflect the change in accounting policies as disclosed in note 2.

4 IMPAIRMENT OF NON-CURRENT ASSETS

General and administrative expenses include impairments and reversals of impairments of non-current assets. Impairments per segment are as follows:

(Euros in millions)                    HY 2006      HY 2005      Q2 2006      Q2 2005
-----------------------------------   ---------    ---------    ---------    ---------
Stop & Shop/Giant-Landover Arena            (11)          (5)           -           (4)
Giant-Carlisle/Tops Arena                     1           (2)           1           (2)
Albert Heijn Arena                           (3)          (3)          (1)          (1)
Central Europe Arena                          -           (3)           -           (1)
Schuitema                                     -          (10)           -           (4)
                                      ---------    ---------    ---------    ---------
Total retail                                (13)         (23)           -          (12)

USF Broadline                                 -            -            -            -
North Star Foodservice                        -            -            -            -
                                      ---------    ---------    ---------    ---------
U.S. Foodservice                              -            -            -            -

Group Support Office                          -           (1)           -            -
                                      ---------    ---------    ---------    ---------
Ahold Group                                 (13)         (24)           -          (12)
                                      ---------    ---------    ---------    ---------

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                                                          Koninklijke Ahold N.V.
                                                        Interim Financial Report
                                               Second quarter and half year 2006
--------------------------------------------------------------------------------

5 GAINS AND LOSSES ON THE SALE OF PROPERTY, PLANT AND EQUIPMENT(1)

General and administrative expenses include gains and losses on the sale of property, plant and equipment (including investment property and disposal groups held for sale). These gains and losses per segment are as follows:

(Euros in millions)                    HY 2006      HY 2005      Q2 2006      Q2 2005
-----------------------------------   ---------    ---------    ---------    ---------
Stop & Shop/Giant-Landover Arena             19            -            -            -
Giant-Carlisle/Tops Arena                     7           13            3           10
Albert Heijn Arena                            3            4            1            3
Central Europe Arena                         41           20            -           13
Schuitema                                     1            -            1           (1)
                                      ---------    ---------    ---------    ---------
Total retail                                 71           37            5           25

USF Broadline                                 -            2            -            1
North Star Foodservice                        -            -            -            -
                                      ---------    ---------    ---------    ---------
U.S. Foodservice                              -            2            -            1

Group Support Office                          -            -            -            -
                                      ---------    ---------    ---------    ---------
Ahold Group                                  71           39            5           26
                                      ---------    ---------    ---------    ---------

1. For a discussion of significant gains and losses on the sale of property, plant and equipment, see note 3.

6 EXPENSES BY NATURE

The aggregate of cost of sales and operating expenses can be specified by nature as follows:

(Euros in millions)                              HY 2006      HY 2005*     Q2 2006      Q2 2005*
---------------------------------------------   ---------   -----------   ---------   -----------
Cost of product                                    18,229        17,449       7,776         7,794
Employee benefit expenses                           3,111         2,999       1,299         1,324
Other store expenses                                1,178         1,197         502           550
Depreciation, amortization and impairments            523           525         217           232
Rent expenses                                         361           339         151           154
Other expenses                                        324           323         162           151
                                                ---------   -----------   ---------   -----------
Total                                              23,726        22,832      10,107        10,205
                                                ---------   -----------   ---------   -----------

* Comparative figures reflect the change in accounting policies as disclosed in note 2.

7 INTEREST EXPENSE

In the first quarter of 2005, Ahold recognized unamortized fees and other costs amounting to EUR 17 in interest expense as a result of the termination of Ahold's December 2003 credit facility.

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                                                          Koninklijke Ahold N.V.
                                                        Interim Financial Report
                                               Second quarter and half year 2006
--------------------------------------------------------------------------------

8 SHARE IN NET INCOME OF JOINT VENTURES AND ASSOCIATES

(Euros in millions)        HY 2006     HY 2005*      Q2 2006      Q2 2005
----------------------   ---------   -----------    ---------   -----------
ICA                             62            37           33            18
JMR                             10            11            5             5
Other                            1            (1)           1            (1)
                         ---------   -----------    ---------   -----------
Total                           73            47           39            22
                         ---------   -----------    ---------   -----------

* Comparative figures reflect the change in accounting policies as disclosed in note 2.

9 INCOME TAXES

Ahold is subject to income taxes in several tax jurisdictions. Income tax for the first half year of 2006 for each jurisdiction is accrued based on the estimated annual effective income tax rate for that jurisdiction, resulting in an average rate of 23.7% (first half year of 2005: 15.9%, which included certain one time discrete tax items).

10 DISCONTINUED OPERATIONS

Income (loss) from discontinued operations per segment, consisting of operational results from discontinued operations and results on divestments of discontinued operations, is as follows:

BUSINESS SEGMENTS                                 DISCONTINUED OPERATIONS     HY 2006      HY 2005      Q2 2006      Q2 2005
---------------------------------------------   --------------------------   ---------    ---------    ---------    ---------
BI-LO/Bruno's Arena                             BI-LO and Bruno's                    -            6            -            -
Other retail                                    G. Barbosa and Paiz Ahold            -           12            -            4
Deli XL                                         Deli XL                              -            6            -            4
                                                                             ---------    ---------    ---------    ---------
Operational results                                                                  -           24            -            8

BI-LO/Bruno's Arena                             BI-LO and Bruno's                    -            -            -           (1)
Other retail                                    Spain and G. Barbosa                (7)          (4)          (6)          (1)
                                                                             ---------    ---------    ---------    ---------
Results on divestments                                                              (7)          (4)          (6)          (2)
                                                                             ---------    ---------    ---------    ---------
Income (loss) from discontinued operations -                                        (7)          20           (6)           6
net of income taxes
                                                                             ---------    ---------    ---------    ---------

Certain divestments or planned divestments do not meet the criteria of a discontinued operation under IFRS and are for that reason not included in the information on discontinued operations in this note. These divestments and planned divestments include, but are not limited to:
o 13 Hypernova hypermarkets in Poland (Central Europe segment) sold in the first quarter of 2005;
o Ahold's 50% interest in W&H (Other retail segment) and 198 convenience stores operating in the U.S. under the banners of Wilson Farms and Sugarcreek (Giant-Carlisle/Tops segment) sold in the second quarter of 2005;
o U.S. Foodservice's Sofco division (USF Broadline segment) sold in the third quarter of 2005;
o 31 stores of Tops located in eastern New York and the Adirondacks region of New York (Giant-Carlisle/Tops segment) sold or closed in the third and fourth quarters of 2005 and the first quarter of 2006;
o three shopping centers located in Poland and the Czech Republic (Central Europe segment) sold in the first quarter of 2006; and
o planned divestment of 46 stores of Tops located in Northeast Ohio (Giant-Carlisle/Tops segment), as announced in the second quarter of 2006.

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                                                        Interim Financial Report
                                               Second quarter and half year 2006
--------------------------------------------------------------------------------

11 PROVISIONS

In the first quarter of 2006, a payment of USD 733 (EUR 622 against hedged rates) was made to a settlement fund, from which the qualifying shares in the securities class action settlement will be paid. This payment represented two thirds of the settlement amount and was funded into escrow on January 11, 2006, following the preliminary approval by the United States District Court for the District of Maryland. The remaining one third, USD 367 (EUR 306 against hedged rates), is expected to be funded into escrow around the last week of January 2007.

In addition, a payment of EUR 9 was made to the Vereniging van Effectenbezitters (the Dutch Shareholders' Association) in the first quarter of 2006, for facilitating the global settlement.

Insurance proceeds of USD 112 (EUR 95 against hedged rates), which were included in receivables as of January 1, 2006, were received in the first quarter of 2006. These proceeds were used for the payment to the settlement fund.

12 CASH FLOW

The following table presents a reconciliation between operating income and cash generated from operations, before class action settlement:

(Euros in millions)                                                  HY 2006       HY 2005*      Q2 2006       Q2 2005*
-----------------------------------------------------------------   ---------    -----------    ---------    -----------
Operating income                                                          836            583          376            242
Adjustments for:
  Depreciation, amortization and impairments                              523            525          217            232
  Gain on disposal of assets and/or disposal groups of assets             (71)           (39)          (5)           (26)
  Other                                                                    12             12            5              6
                                                                    ---------    -----------    ---------    -----------
Operating cash flow before changes in working capital                   1,300          1,081          593            454

Changes in working capital:
  Receivables                                                              37             83           31             51
  Other current assets                                                     54             33           12             20
  Inventories                                                              71            156           44             97
  Accounts payable                                                       (173)           (60)          69            109
  Current liabilities                                                     (91)          (262)         (27)           (64)
  Restricted cash                                                          (3)            (2)           2              -
                                                                    ---------    -----------    ---------    -----------
Total changes in working capital                                         (105)           (52)         131            213

Change in other non-current assets                                         (1)            24           (2)             2
Change in provisions, excluding class action settlement                   (92)            22          (42)            15
Change in other non-current liabilities                                    (1)           (15)          13            (10)
                                                                    ---------    -----------    ---------    -----------
Total changes in non-current assets and liabilities                       (94)            31          (31)             7
                                                                    ---------    -----------    ---------    -----------
Cash generated from operations, before class action settlement          1,101          1,060          693            674
                                                                    ---------    -----------    ---------    -----------

* Comparative figures reflect the change in accounting policies as disclosed in note 2.

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                                                        Interim Financial Report
                                               Second quarter and half year 2006
--------------------------------------------------------------------------------

The following table presents the changes in cash and cash equivalent balances for the first half year of 2006 and 2005.

(Euros in millions)                                                                            HY 2006      HY 2005
------------------------------------------------------------------------------------------   ---------    ---------
Cash and cash equivalents of continuing operations as of beginning of year                       2,228        3,205
Restricted cash                                                                                    (23)         (92)
Cash and cash equivalents related to discontinued operations                                         -           66
                                                                                             ---------    ---------
Cash and cash equivalents at beginning of year, including discontinued operations,               2,205        3,179
 excluding restricted cash

Net cash from operating, investing and financing activities                                       (284)        (307)
Effect of exchange rate differences on cash and cash equivalents                                   (67)         138
Restricted cash                                                                                     24          106
Cash and cash equivalents related to discontinued operations                                         -           (9)
                                                                                             ---------    ---------
Cash and cash equivalents of continuing operations as of July 16, 2006 and July 17, 2005         1,878        3,107
                                                                                             ---------    ---------

13 COMMITMENTS AND CONTINGENCIES

LEGAL PROCEEDINGS

U.S. SECURITIES CLASS ACTION
On June 17, 2006, the United States District Court for the District of Maryland entered a final order and judgment approving Ahold's agreement with the lead plaintiffs to settle the securities class action entitled "In re Royal Ahold N.V. Securities & ERISA Litigation."

On July 21, 2006, Ahold announced that an individual filed a notice of appeal against this final order and judgment. Subsequently, on July 28, 2006, Ahold announced that this individual had voluntarily withdrawn with prejudice his appeal. The final order and judgment approving the settlement are no longer subject to appeal.

ARGENTINE TAX ASSESSMENT CLAIMS
On April 6, 2006, the Argentine tax authorities agreed to withdraw both the firm and preliminary tax claim against Disco S.A. for taxes allegedly owed in connection with Disco bond issues in 1998.

The withdrawal of these tax claims needed in part to be ratified by the Argentine Tax Court (Tribunal Fiscal de la Nacion). On May 31, 2006, the Argentine Tax Court ratified the withdrawal of the firm tax claim. The tax assessment, including penalties and interest, totaled approximately ARS 753 (EUR
210) at January 1, 2006. Under the terms of the share purchase agreement with Cencosud on the sale of Disco shares, Ahold was to indemnify Cencosud and Disco for the outcome of these tax assessment claims. Ahold has never taken a provision in connection with these claims, except for a certain amount in connection with the payment of legal fees.

D&S C.S. LITIGATION
On August 22, 2006, the Joint Court of Appeals of the Netherlands Antilles and Aruba upheld the judgment of the Court of First Instance in the Netherlands Antilles of September 5, 2005, in which all claims filed by Distribucion y Servicio D&S S.A. and Servicios Profesionales y de Comercializacion S.A. (together, "D&S c.s.") against Disco Ahold International Holdings N.V. were dismissed.

D&O LITIGATION
Following the 2003 announcement that Ahold would restate its earnings, a number of insurance coverage disputes arose between Ahold and its Director & Officer ("D&O") insurers, some of which led to litigation or arbitration. In 2004 and 2005 Ahold reached settlement with all but three of its excess D&O insurers.

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                                                           Koninklijke Ahold N.V
                                                        Interim Financial Report
                                               Second quarter and half year 2006
--------------------------------------------------------------------------------

In April 2006, Ahold reached settlement with one of the three remaining excess D&O insurers. Ahold remains in litigation before the District Court of Haarlem, the Netherlands, with the two remaining excess D&O insurers that have denied coverage to Ahold. The combined limits of liability currently in dispute with these two insurers are approximately USD 21 (EUR 17).

A complete overview of commitments and contingencies as of January 1, 2006 is included in note 35 to Ahold's 2005 consolidated financial statements.

14 SUBSEQUENT EVENTS

On September 5, 2006, Giant-Carlisle entered into an agreement to acquire 14 suburban Philadelphia stores from Clemens Markets, with combined 2005 net sales of USD 190. The transaction includes store personnel, inventory, equipment and existing lease agreements. The closing of the transaction is expected in the fourth quarter of 2006 and is subject to customary closing conditions, including applicable regulatory approvals.

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                                                           Koninklijke Ahold N.V
                                                        Interim Financial Report
                                               Second quarter and half year 2006
--------------------------------------------------------------------------------

OTHER FINANCIAL AND OPERATING INFORMATION

IDENTICAL(1) / COMPARABLE(2) SALES GROWTH (% YEAR OVER YEAR)

                     HY 2006          HY 2006          Q2 2006         Q2 2006
                    IDENTICAL       COMPARABLE        IDENTICAL      COMPARABLE
                   -----------     ------------     -----------     ------------
Stop & Shop               (1.0%)           (0.5%)          (0.5%)           (0.2%)
Giant-Landover            (1.8%)           (1.4%)          (0.9%)           (0.4%)
Giant-Carlisle             3.8%             6.1%            5.0%             7.3%
Tops                      (6.0%)           (5.1%)          (5.3%)           (4.5%)
Albert Heijn               4.6%                             6.8%
Central Europe            (5.9%)                           (6.3%)
Schuitema                  2.1%                             4.3%

1.  Net sales from exactly the same stores in local currency.
2.  Identical sales plus net sales from replacement stores in local currency.

OPERATING MARGIN(1)

Operating margin is defined as operating income as a percentage of net sales.

                                     HY 2006      HY 2005       Q2 2006       Q2 2005
                                   ---------     ---------     ---------     ---------
Stop & Shop/Giant-Landover Arena         5.8%          5.4%          5.8%          4.7%
Giant-Carlisle/Tops Arena                3.3%          3.1%          4.2%          3.7%
Albert Heijn Arena                       5.4%          4.4%          6.2%          4.4%
Central Europe Arena                     0.7%         (1.7%)        (2.1%)        (0.5%)
Schuitema                                3.2%          2.4%          3.3%          1.8%
                                   ---------     ---------     ---------     ---------
Total retail                             4.7%          4.1%          4.8%          3.8%
                                   ---------     ---------     ---------     ---------
USF Broadline                            1.9%          0.9%          2.2%          1.3%
North Star Foodservice                  (0.9%)        (0.8%)        (0.9%)        (1.1%)
                                   ---------     ---------     ---------     ---------
U.S. Foodservice                         1.6%          0.6%          1.8%          1.0%
                                   ---------     ---------     ---------     ---------

1. For a discussion of operating income, see note 3 to the interim financial statements included in this report.

STORE PORTFOLIO(1)

                                       Q2 2006      Q2 2006      END OF
                                       OPENINGS     CLOSINGS     Q2 2006
                                      ----------   ----------   ---------
Stop & Shop/Giant-Landover Arena               8            4         580
Giant-Carlisle/Tops Arena                      -            -         247
Albert Heijn Arena2                           17            2       1,672
Central Europe Arena                           9            7         510
Schuitema                                      -            5         458
                                      ----------   ----------   ---------
Total retail                                  34           18       3,467
                                      ----------   ----------   ---------

1.  Including franchise stores and associated stores.

2. Number of stores at the end of the quarter includes 956 specialty stores (Etos and Gall & Gall)

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                                                           Koninklijke Ahold N.V
                                                        Interim Financial Report
                                               Second quarter and half year 2006
--------------------------------------------------------------------------------

EBITDA

EBITDA is defined as net income before net financial expense, income taxes, depreciation and amortization. EBITDA does not exclude impairments. Impairments per segment are disclosed in note 4 to the interim financial statements included in this report.

                                             HY        HY          %            Q2         Q2           %
(Euros in millions)                         2006     2005*       CHANGE        2006      2005*       CHANGE
                                          -------    -------     -------     --------    -------     -------
Stop & Shop/Giant-Landover Arena              645        607         6.3%         272        247        10.1%
Giant-Carlisle/Tops Arena                     153        150         2.0%          74         67        10.4%
Albert Heijn Arena                            278        231        20.3%         133        100        33.0%
Central Europe Arena                           46         20       130.0%           8         15       (46.7%)
Schuitema                                      84         68        23.5%          37         27        37.0%
                                          -------    -------     -------     --------    -------     -------
Total retail                                1,206      1,076        12.1%         524        456        14.9%

USF Broadline                                 203        113        79.6%          95         63        50.8%
North Star Foodservice                         (5)        (4)      (25.0%)         (2)        (2)          -
                                          -------    -------     -------     --------    -------     -------
U.S. Foodservice                              198        109        81.7%          93         61        52.5%

Group Support Office                          (58)      (101)       42.6%         (24)       (55)       56.4%
                                          -------    -------     -------     --------    -------     -------
                                            1,346      1,084        24.2%         593        462        28.4%
Share in income of joint ventures and
 associates                                    73         47        55.3%          39         22        77.3%
Income from discontinued operations            (7)        20      (135.0%)         (6)         6      (200.0%)
                                          -------    -------     -------     --------    -------     -------
Total EBITDA                                1,412      1,151        22.7%         626        490        27.8%
                                          -------    -------     -------     --------    -------     -------

  * Comparative figures reflect the change in accounting policies as disclosed in note 2.

NET DEBT

                                                                  JULY 16,     APRIL 23,      %
(Euros in millions)                                                 2006         2006       CHANGE
                                                                 ----------   ----------   --------
Loans                                                                 4,618        4,753       (2.8%)
Finance lease liabilities                                             1,219        1,291       (5.6%)
Cumulative preferred financing shares                                   666          666          -
                                                                 ----------   ----------   --------
Non-current portion of long-term debt                                 6,503        6,710       (3.1%)

Loans, short-term borrowings and finance lease liabilities -
 current portion                                                        534          838      (36.3%)
                                                                 ----------   ----------   --------
Gross debt                                                            7,037        7,548       (6.8%)

Less: cash and cash equivalents(1), (2)                               1,878        1,858        1.1%
                                                                 ----------   ----------   --------
Net debt                                                              5,159        5,690       (9.3%)
                                                                 ----------   ----------   --------

1. Until 2006, cash on hand was excluded from cash and cash equivalents in the calculation of net debt. As of the first quarter of 2006 total cash and cash equivalents is deducted from gross debt to arrive at net debt. Cash and cash equivalents include cash on hand of EUR 306 and EUR 326 as of July 16, 2006 and April 23, 2006, respectively.
2. Book overdrafts, representing the excess of total issued checks over available cash balances within the Group cash concentration structure, are classified in accounts payable and do not form part of net debt. Net cash book overdrafts amounted to EUR 443 and EUR 424 as of July 16, 2006 and April 23, 2006, respectively.

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

                                                           Koninklijke Ahold N.V
                                                        Interim Financial Report
                                               Second quarter and half year 2006
--------------------------------------------------------------------------------

USE OF NON-GAAP FINANCIAL MEASURES

The reconciliation from EBITDA to net income for Ahold consolidated and to operating income per segment is as follows for the first half year of 2006 and 2005, respectively:

                                                        DEPRECIATION                        NET                       NET
                                            EBITDA          AND           OPERATING      FINANCIAL      INCOME      INCOME
(Euros in millions)                        HY 2006      AMORTIZATION        INCOME        EXPENSE        TAXES      HY 2006
                                          ---------    --------------    -----------    -----------    --------    ---------
Stop & Shop/Giant-Landover Arena                645              (231)           414
Giant-Carlisle/Tops Arena                       153               (66)            87
Albert Heijn Arena                              278               (74)           204
Central Europe Arena                             46               (39)             7
Schuitema                                        84               (29)            55
                                          ---------    --------------    -----------    -----------    --------    ---------
Total retail                                  1,206              (439)           767

USF Broadline                                   203               (65)           138
North Star Foodservice                           (5)               (5)           (10)
                                          ---------    --------------    -----------    -----------    --------    ---------
U.S. Foodservice                                198               (70)           128

Group Support Office                            (58)               (1)           (59)
                                          ---------    --------------    -----------    -----------    --------    ---------
                                              1,346              (510)           836           (290)       (147)         399
Share in income of joint ventures and
 associates                                      73                                                                       73
Income from discontinued operations              (7)                                                                      (7)

                                          ---------    --------------    -----------    -----------    --------    ---------
Ahold Group                                   1,412              (510)                         (290)       (147)         465
                                          ---------    --------------    -----------    -----------    --------    ---------

                                                        DEPRECIATION                        NET                       NET
                                            EBITDA          AND           OPERATING      FINANCIAL      INCOME      INCOME
(Euros in millions)                        HY 2005*     AMORTIZATION       INCOME*        EXPENSE       TAXES*      HY 2005*
                                          ---------    --------------    -----------    -----------    --------    ---------
Stop & Shop/Giant-Landover Arena                607              (233)           374
Giant-Carlisle/Tops Arena                       150               (67)            83
Albert Heijn Arena                              231               (74)           157
Central Europe Arena                             20               (34)           (14)
Schuitema                                        68               (28)            40
                                          ---------    --------------    -----------    -----------    --------    ---------
Total retail                                  1,076              (436)           640

USF Broadline                                   113               (54)            59
North Star Foodservice                           (4)               (4)            (8)
                                          ---------    --------------    -----------    -----------    --------    ---------
U.S. Foodservice                                109               (58)            51

Group Support Office                           (101)               (7)          (108)
                                          ---------    --------------    -----------    -----------    --------    ---------
                                              1,084              (501)           583           (328)        (48)         207
Share in income of joint ventures and
 associates                                      47                                                                       47
Income from discontinued operations              20                                                                       20
                                          ---------    --------------    -----------    -----------    --------    ---------
Ahold Group                                   1,151              (501)                         (328)        (48)         274
                                          ---------    --------------    -----------    -----------    --------    ---------

  * Comparative figures reflect the change in accounting policies as disclosed in note 2.

                                       20

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

                                                           Koninklijke Ahold N.V
                                                        Interim Financial Report
                                               Second quarter and half year 2006
--------------------------------------------------------------------------------

The reconciliation from EBITDA to net income for Ahold consolidated and to operating income per segment is as follows for the second quarter of 2006 and 2005, respectively:

                                                        DEPRECIATION                        NET                       NET
                                            EBITDA          AND           OPERATING      FINANCIAL      INCOME      INCOME
(Euros in millions)                        Q2 2006      AMORTIZATION        INCOME        EXPENSE        TAXES      Q2 2006
                                          ---------    --------------    -----------    -----------    --------    ---------
Stop & Shop/Giant-Landover Arena                272               (98)           174
Giant-Carlisle/Tops Arena                        74               (28)            46
Albert Heijn Arena                              133               (31)           102
Central Europe Arena                              8               (17)            (9)
Schuitema                                        37               (12)            25
                                          ---------    --------------    -----------    -----------    --------    ---------
Total retail                                    524              (186)           338

USF Broadline                                    95               (29)            66
North Star Foodservice                           (2)               (2)            (4)
                                          ---------    --------------    -----------    -----------    --------    ---------
U.S. Foodservice                                 93               (31)            62

Group Support Office                            (24)                -            (24)
                                          ---------    --------------    -----------    -----------    --------    ---------
                                                593              (217)           376           (117)        (73)         186
Share in income of joint ventures and
 associates                                      39                                                                       39
Income from discontinued operations              (6)                                                                      (6)
                                          ---------    --------------    -----------    -----------    --------    ---------
Ahold Group                                     626              (217)                         (117)        (73)         219
                                          ---------    --------------    -----------    -----------    --------    ---------

                                                        DEPRECIATION                        NET                       NET
                                            EBITDA          AND           OPERATING      FINANCIAL      INCOME      INCOME
(Euros in millions)                        Q2 2005*     AMORTIZATION       INCOME*        EXPENSE       TAXES*      Q2 2005*
                                          ---------    --------------    -----------    -----------    --------    ---------
Stop & Shop/Giant-Landover Arena                247              (103)           144
Giant-Carlisle/Tops Arena                        67               (24)            43
Albert Heijn Arena                              100               (33)            67
Central Europe Arena                             15               (17)            (2)
Schuitema                                        27               (14)            13
                                          ---------    --------------    -----------    -----------    --------    ---------
Total retail                                    456              (191)           265

USF Broadline                                    63               (24)            39
North Star Foodservice                           (2)               (2)            (4)
                                          ---------    --------------    -----------    -----------    --------    ---------
U.S. Foodservice                                 61               (26)            35

Group Support Office                            (55)               (3)           (58)
                                          ---------    --------------    -----------    -----------    --------    ---------
                                                462              (220)           242           (117)        (16)         109
Share in income of joint ventures and
associates                                       22                                                                       22
Income from discontinued operations               6                                                                        6
                                          ---------    --------------    -----------    -----------    --------    ---------
Ahold Group                                     490              (220)                         (117)        (16)         137
                                          ---------    --------------    -----------    -----------    --------    ---------

  * Comparative figures reflect the change in accounting policies as disclosed in note 2.

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

                                                           Koninklijke Ahold N.V
                                                        Interim Financial Report
                                               Second quarter and half year 2006
--------------------------------------------------------------------------------

    This interim financial report includes the following non-GAAP financial measures:

1.  Identical sales.
    Identical sales are net sales from exactly the same stores in local currency for the comparable period. Management believes that by excluding the impact of newly opened stores and currency fluctuations, this measure provides a meaningful insight into the operating performance of Ahold's retail segments.

2.  Comparable sales.
    Comparable sales are identical sales plus net sales from replacement stores in local currency for the comparable period. Management believes that comparable sales is a useful measure for investors. It is management's view that by excluding the impact of newly opened stores (except for replacement stores) and currency fluctuations, this measure provides useful additional information for investors on the operating performance of Ahold's U.S. retail segments.

3.  EBITDA.
    EBITDA is net income before net financial expense, income taxes, depreciation and amortization. Management believes that EBITDA is a useful performance measure for investors. EBITDA is commonly used by investors to analyze profitability between companies and industries by eliminating the effects of financing (i.e., net financial expense) and capital investments (i.e., depreciation and amortization).

4.  Net debt.
    Net debt is the difference between (i) the sum of long-term debt and short-term debt (i.e., gross debt) and (ii) cash and cash equivalents. Management believes that net debt is a useful measure for investors. In management's view, because cash and cash equivalents can be used, among other things, to repay indebtedness, netting this against gross debt is a useful measure of Ahold's leverage. Net debt may reflect certain cash items that are not readily available for repaying debt.

Management believes that these non-GAAP financial measures allow for a better understanding of Ahold's operating and financial performance. These non-GAAP financial measures should be considered in addition to, but not as substitutes for, the most directly comparable IFRS measures.

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                                                           Koninklijke Ahold N.V
                                                        Interim Financial Report
                                               Second quarter and half year 2006
--------------------------------------------------------------------------------

FORWARD-LOOKING STATEMENTS NOTICE

Certain statements in this interim financial report are forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, but are not limited to, statements as to the general increase in food retail net sales in the fourth quarter of each year, statements regarding the transfer of the remaining approximately 15% of the Disco shares, statements as to the expected impact of vendor allowances at U.S. Foodservice, statements as to expected divestments of stores, statements regarding the expected timing for funding the remaining amount of the settlement of the securities class action, statements regarding the expected acquisition of 14 stores from Clemens Markets and the expected timing thereof and expectations regarding the conditions to closing the acquisition of Clemens Markets, including regulatory approvals. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely, such as any inability to address, or delays in addressing, court orders in effect currently or in the future that may prohibit the sale and/or transfer of Disco shares and other legal obstacles to the completion of the transaction, Ahold's ability to predict future purchasing activity, Ahold's ability to complete planned divestments on terms acceptable to Ahold, the actions of Ahold's shareholders, Ahold's liquidity needs exceeding expected levels, the effect of general economic or political conditions, fluctuations in exchange rates or interest rates, increases or changes in competition, Ahold's ability to implement and complete successfully its plans and strategies and to meet its targets, the costs or other results of pending or future investigations or legal proceedings, as well as Ahold's ability to defend itself in connection with such investigations or proceedings, actions of courts, law enforcement agencies, government agencies and third parties, unexpected delays in the completion of the acquisition of Clemens Markets or any inability to satisfy any closing conditions to such acquisition and other factors discussed in Ahold's public filings. Many of these and other risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of these interim financial statements. Ahold does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these interim financial statements, except as may be required by applicable securities laws. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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